UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number)

Mr. Reid Walker

3953 Maple Avenue, Suite #150,

Dallas, Texas 75219

Telephone: 214-871-8618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hard 4 Holdings, LLC[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,139,286[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,139,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%[3]
14	TYPE OF REPORTING PERSON OO4

[1]	Hard 4 Holdings, LLC (“Holdings”) is a Texas limited liability company of which Reid Walker (“Walker”) is the Manager and sole equity owner. In such capacities, Walker is deemed to share voting and dispositive power over the shares of Common Stock held directly by Holdings.
[2]	Includes 782,143 shares of Common Stock held directly, and 357,143 shares of Common Stock issuable upon exercise of a warrant, which is currently exercisable.
[3]	Ownership percentages reflected herein are calculated based on 17,432,274 shares of Common Stock outstanding on November 15, 2015, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2015.
[4]	Hard 4 Holdings, LLC is a limited liability company formed and existing under the laws of the State of Texas.

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reid Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,714[5]
	8	SHARED VOTING POWER 1,139,286[6]
	9	SOLE DISPOSITIVE POWER 185,714
	10	SHARED DISPOSITIVE POWER 1,139,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

[5]	Reflects shares of Common Stock owned directly by Walker.
[6]	Includes 782,143 shares of Common Stock held directly by Holdings, and 357,143 shares of Common Stock issuable upon exercise of the Warrant. Walker is deemed to share voting and dispositive power over the shares of Common Stock deemed beneficially owned by Holdings.

AMENDMENT NO. 2

TO STATEMENT ON SCHEDULE 13D

Filed Pursuant to Rule 13d-1(a)

ITEM 1.	Security and Issuer.

This Amendment No. 2 to Statement on Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Superior Drilling Products, Inc., a Utah corporation (the “Issuer”), and is being filed jointly by Reid Walker, a resident of the State of Texas (“Walker”), and Hard 4 Holdings, LLC, a Texas limited liability company wholly-owned and controlled by Walker (“Holdings,” and collectively with Walker, the “Reporting Persons”). The Issuer’s principal executive offices are located at 1583 South 1700 East, Vernal UT 84078. This Amended Schedule 13D further amends and restates, in its entirety, the Statement on Schedule 13D previously filed by the Reporting Persons on or about June 6, 2014, as previously amended on or about January 2, 2015 (collectively, the “Prior Filings”).

This Amended Schedule 13D is being filed to reflect the acquisition of additional shares of Common Stock acquired by the Reporting Persons since the Prior Filings, and to update certain information concerning the holdings and identities of the Reporting Persons.

ITEM 2.	Identity and Background.

(a)	Name. The names of the Reporting Persons are as follows:

Hard 4 Holdings, LLC

Reid Walker

(b)	Business Address. The business address of each of the Reporting Persons is 3953 Maple Avenue, Suite #150, Dallas Texas 75219.

(c)	Occupation and Employment.

Walker is a private businessman and currently serves as the sole member and manager of Holdings.

Holdings is a Texas limited liability company formed by Walker as an investment vehicle and holding company. Walker exercises control over all activities and operations of Holdings.

(d) and (e)	Proceedings. During the previous five (5) years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

Walker is a citizen of the United States.

Holdings is a limited liability company formed and existing under the laws of the State of Texas.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Walker acquired the 185,714 shares of Common Stock over which he has sole voting and dispositive control in the Issuer’s initial public offering. None of such shares were acquired with borrowed funds and none are pledged as security against any borrowed funds.

The shares of Common Stock deemed beneficially owned by Holdings were acquired (i) pursuant to a pro rata liquidating distribution of the Warrant and 357,143 shares of Common Stock from D4D LLC, a Texas limited liability company in dissolution (“D4D”), to its members, and (ii) in open market purchases at quoted prices. The open market purchases were funded from the working capital of Holdings.

The shares of Common Stock (including Common Stock issuable upon exercise of the Warrant) held by Holdings were initially acquired by D4D upon conversion of a Convertible Note (as defined in and incorporated by reference to the Prior Filings) between the Issuer and D4D and in the Issuer’s initial public offering. Such Convertible Note was purchased by D4D from the Issuer from the working capital of D4D pursuant to the terms of the Securities Purchase Agreement (as defined in and incorporated by reference from the Prior Filings). Holdings funded its pro rata portion of the capitalization of D4D from its working capital. No interest of Holdings in D4D nor any shares of Common Stock held by Holdings were acquired with borrowed funds.

No shares of Common Stock held by the Reporting Persons are pledged as security against any borrowed funds.

Reference is made to the Prior Filings for discussion of D4D’s acquisition and disposition of the securities of the Issuer.

ITEM 4.	Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, the working capital needs of the Issuer, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Issuer by exercise of the Warrant or through open market or privately negotiated transactions, or the Reporting Persons may dispose of the shares of Common Stock through open market or privately negotiated transactions, as applicable.

Except as set for the above, the Reporting Person does not have any additional plans or proposals which would relate to or would result in:

•

the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, although the Reporting Person reserves the right to exercise the Warrant at any time, or acquire or dispose of securities of the Issuer, from time to time, based on their evaluation of the Issuer and market conditions (as discussed above);

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above, or engage in any of the activities set forth above.

ITEM 5.	Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities.

As of the date of this Amended Schedule 13D, Holdings is deemed to beneficially own 1,139,286 shares of Common Stock of the Issuer (representing approximately 6.4% of the Issuer’s Common Stock), consisting of (i) 782,143 shares of Common Stock, and (ii) a warrant (the “Warrant”), which is currently exercisable, representing the right to purchase an additional 357,143 shares of Common Stock. Due to Walker’s control over and ownership of Holdings, Walker is deemed to be a beneficially own the shares of Common Stock held directly by Holdings, and is deemed to share voting and dispositive control over such shares of Common Stock (including Common Stock issuable upon exercise of the Warrant) with Holdings.

As of the date of this Amended Schedule 13D, Walker is deemed to beneficially own an aggregate of 1,325,000 shares of Common Stock of the Issuer (representing approximately 7.4% of the Issuer’s Common Stock), consisting of (i) 185,714 shares of Common Stock held directly by Walker, (ii) 782,143 shares of Common Stock held directly by Holdings, and (iii) 357,143 shares of Common Stock issuable upon exercise of the Warrant. Walker is the Manager and sole member of Holdings and, in such capacities, exercises complete control over Holdings and is deemed to beneficially own the shares of Common Stock (including Common Stock issuable upon exercise of the Warrant) beneficially owned by Holdings.

(b)	Power to Vote and Dispose.

Holdings shares the voting and dispositive right over the shares of Common Stock it holds (including Common Stock issuable upon exercise of the Warrant) with Walker and does not have sole power to direct the vote or disposition of any shares of Common Stock. Walker is the Manager and sole member of Holdings, and as a result, exercises complete control over the actions and operations of Holdings.

Walker shares the voting and dispositive right over the 1,139,286 shares of Common Stock owned directly by Holdings, and has the sole voting and dispositive right over the 185,714 shares of Common Stock held directly by Walker.

(c)	Transactions Within the Past 60 Days.

During the 60-day period immediately preceding the filing date of this Amended Schedule 13D, the Reporting Person acquired an aggregate of 285,000 shares of Common Stock in open market purchases, as set forth in the table below:

Date of Acquisition	Number of Shares of Common Stock Acquired	Price Per Share	Type and Manner of Acquisition
12/04/2015	11,625	$1.00	Open market purchase.
12/04/2015	50,000	$1.0627	Open market purchase.
12/04/2015	9,800	$1.0118	Open market purchase.
12/04/2015	24,700	$1.00	Open market purchase.
12/04/2015	38,000	$1.0448	Open market purchase.
12/07/2015	50,275	$1.01	Open market purchase.
12/07/2015	100,000	$1.0445	Open market purchase.

Except for the transactions reflected above, the Reporting Persons have not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

Since the Prior Filings, Holdings acquired an additional 140,000 shares of Common Stock in open market transactions at quoted prices during the months of July and August 2015. No amendment was made to the Prior Filings as such acquisitions did not cause a material change in the information reflected in the Prior Filings.

(d)	Certain Rights of Other Persons.

Not applicable.

(e)	Date Ceased to be a 5% Owner

Effective December 1, 2014, as previously reported in the Prior Filings, D4D, a former reporting person ceased to be a 5% owner of the Issuer pursuant to a pro rata liquidating distribution to its members, including Holdings. D4D no longer holds any ownership in securities of the Issuer. Other than D4D, not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

Holdings, as an assignee of D4D, is party to a Registration Rights Agreement with the Issuer (reference is made to the Prior Filings). The Registration Rights Agreement is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

Holdings, as an assignee of D4D, is party to the Warrant representing the right to acquire an additional 357,143 shares of Common Stock pursuant to the terms thereof. The Warrant is incorporated herein by reference, and the foregoing description of the Warrant is qualified in its entirety by reference to the full text of such instrument.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1.	Joint Filing Agreement among the Reporting Persons.

2.	Form of Common Stock Purchase Warrant by and between Issuer and Holdings, as assignee of D4D*

3.	Form of Registration Rights Agreement by and between Issuer and Holdings, as assignee of D4D*

* Filed as part of Prior Filings and incorporated herein by reference.

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: December 9, 2015

REPORTING PERSONS:

HARD 4 HOLDINGS, LLC

By:	/s/ REID WALKER
Reid Walker, Manager

/s/ REID WALKER
REID WALKER, individually

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

[Signature Page to Amendment No. 2 to Schedule 13D]

INDEX OF EXHIBITS

No.	Document

1.	Joint Filing Agreement among the Reporting Persons.

2.	Form of Common Stock Purchase Warrant by and between Issuer and Holdings, as assignee of D4D.*

3.	Form of Registration Rights Agreement by and between Issuer and Holdings, as assignee of D4D.*

* Filed as part of Prior Filings and incorporated herein by reference.